

20003879

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-67360 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/19_____ AND ENDING_____12/31/19_____
    MM/DD/YY                                                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   NC Securities, LLC

| | OFFICIAL USE ONLY |
| --- | --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |
| --- | --- |

1300 Piccard Drive
                                                 (No. and Street)
Rockville                      Maryland                      20850
(City)                           (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Albertini                                              (240) 988-1296
                                                             (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
                            (Name – if individual, state last, first, middle name)

7800 E. Kemper Road             Cincinnati               Ohio            45249
(Address)                        (City)                  (State)         (Zip Code)

**CHECK ONE:**

☒  Certified Public Accountant
☐  Public Accountant
☐  Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Darren Womer_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_NC Securities, LLC_____, as

of _December 31_____, _2019____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
President and CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NC SECURITIES, LLC**

**FINANCIAL STATEMENTS**
**DECEMBER 31, 2019**

## TABLE OF CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NC Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NC Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of NC Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of NC Securities, LLC's management. Our responsibility is to express an opinion on NC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of NC Securities, LLC's financial statements. The supplemental information is the responsibility of NC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as NC Securities, LLC's auditor since 2015.
February 28, 2020

# NC SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
### December 31, 2019

### ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash | $ | 6,419 |
| Accounts Receivable | | 3,033 |
| **Total assets** | **$** | **9,452** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Current liabilities | $ | -0- |
| **Member's equity** | | 9,452 |
| **Total liabilities and member's equity** | **$** | **9,452** |

See independent auditor's report and notes to financial statements

2

# NC SECURITIES, LLC

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2019

| | |
|---|---:|
| **Revenue** | $ 60,655 |
| | |
| Compensation Expenses | 54,589 |
| Regulatory Fees | 3,430 |
| Overhead allocation and Labor | 2,400 |
| Other expenses | 9,320 |
| | |
| **Total operating expenses** | 69,739 |
| | |
| **Net loss** | $ (9,084) |

See independent auditor's report and notes to financial statements

# NC SECURITIES, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2019

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net loss | $ (9,084) |
| Increase in Accounts Receivable | (3,033) |
| | |
| **Net cash provided by operating activities** | (12,117) |
| | |
| **Cash flows from financing activities** | |
| Capital contributions from Parent company | 16,800 |
| Distributions to Parent company | (4,450) |
| **Net cash provided by financing activities** | 12,350 |
| | |
| Net increase in cash | 233 |
| | |
| Cash, beginning of year | 6,186 |
| | |
| **Cash, end of year** | $ 6,419 |

# NC SECURITIES, LLC

## STATEMENT OF MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| Balance, beginning of year | $ | 6,186 |
| Net loss for the year | | (9,084) |
| Capital contributions for the year | | 16,800 |
| Distributions to Parent company | | (4,450) |
| **Balance, end of year** | $ | 9,452 |

**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2019**

## 1. Organization

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of FINRA, the Financial Industry Regulatory Authority.

## 2. Summary of significant accounting policies

### Cash and cash equivalents
The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

### Use of accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income taxes
The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity.

The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns. The Company does not have any uncertainties in income taxes nor are there any unrecognized tax benefits to be disclosed as of December 31, 2019.

### M&A Advisory Fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

**Significant Judgments**

Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Related party relationships and transactions**

The Company is a wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides administrative services to the Company under a Management Services Agreement, as amended, that required monthly charges to the Company by NCC of $100 per month for a total $1,200 per year. NCC has agreed that these charges will be funded by a monthly contribution of capital to the Company.

As of December 31, 2019, there are no amounts due to or from NCC.

**Accounts Receivable**

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2019, management has determined that no allowance for doubtful accounts is required.

3. **Net capital requirement**

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2019, the Company had net capital, as defined, of $6,419, which was $1,419 in excess of its required net capital of $5,000. The Company's year-end ratio of aggregate indebtedness to net capital was 0 to 1 as it had no AI on the books.

**NC SECURITIES, LLCNC SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2019**

4. **Subsequent events**

Management of the Company has evaluated events or transactions that occurred after December 31, 2019, through February 28, 2020, the date the financial statements were available to be issued and has determined that there are no subsequent events or transactions that should be disclosed in the financial statements.

# NC SECURITIES, LLC
## SUPPLEMENTARY INFORMATION
### December 31, 2019

**Computation of net capital**

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 9,452 |
| Deduct ownership equity not allowable for Net Capital | | - |
| Total ownership equity qualified for Net Capital | | 9,452 |
| Add: | | |
| Liabilities subordinated to claims of general creditors | | - |
| Other allowable credits | | - |
| Deduct: | | |
| Prepaid Expenses | | |
| A/R | | 3,033 |
| Total nonallowable assets from Statement of Financial Condition | | 3,033 |
| Secured demand note deficiency | | - |
| Commodity futures contracts and spot commodities | | - |
| Other deductions and/or charges | | - |
| Less haircuts on securities: | | |
| Contractual securities commitments | | - |
| Subordinated securities borrowings | | - |
| Trading and investment securities | | - |
| Undue concentration | | - |
| Other | | |

| | | |
|---|---|---|
| **Net capital** | **$** | **6,419** |

Aggregate indebtedness

| | | |
|---|---|---|
| Other accounts payable and accrued expenses | $ | - |
| Items not included in financial statements | | - |

| | | |
|---|---|---|
| **Aggregate indebtedness** | **$** | **-** |

Computation of basic net capital requirement

| | | |
|---|---|---|
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 1,419 |
| Ratio: Aggregate indebtedness to net capital | | 0 to 1 |

**Reconciliation of net capital**

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019, and accordingly, no reconciliation is required.

**Computation for determination of reserve requirements**

The Company is exempt from this requirement under Rule 15c3-3 under the exception provided in section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained.

REPORT TO THE MEMBER

# NC SECURITIES, LLC

For The Year Ended December 31, 2019

FLYNN & COMPANY, INC.
*Certified Public Accountants*



CPAs & Business Consultants

To the Member
NC Securities, LLC
Rockville, Maryland

We have audited the financial statements of NC Securities, LLC for the year ended December 31, 2019, and have issued our report thereon dated February 28, 2020. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. Professional standards also require that we communicate to you the following information related to our audit.

This communication is intended solely for the information and use of the Member, management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate the opportunity to be of service to you. If you should have any questions regarding the information contained in this communication, please do not hesitate to contact us.

Very truly yours,

*Flynn & Company, Inc.*

Flynn & Company, Inc.
February 28, 2020

# NC SECURITIES, LLC
## SIGNIFICANT AUDIT FINDINGS
## FOR THE YEAR ENDED DECEMBER 31, 2019

### *Significant and Critical Accounting Policies and Practices*

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2019. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2019 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

### *Critical Accounting Estimates*

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

### *Significant Unusual Transactions*

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

### *Related-party Relationships and Transactions*

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

# NC SECURITIES, LLC
## SIGNIFICANT AUDIT FINDINGS
## FOR THE YEAR ENDED DECEMBER 31, 2019

### *Quality of the Company's Financial Reporting*

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no significant issues relating to the quality of the Company's financial reporting.

### *Uncorrected and Corrected Misstatements*

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

### *Auditor's Report*

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed with you.

### *Exceptions to Exemption Provisions*

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

### *Disagreements with Management*

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

# NC SECURITIES, LLC
## SIGNIFICANT AUDIT FINDINGS
## FOR THE YEAR ENDED DECEMBER 31, 2019

### *Difficulties Encountered in Performing the Audit*

We encountered no significant difficulties in dealing with management in performing and completing our audit.

### *Supplemental Information*

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I and Schedule II that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (continued)

December 31, 2019

NC Securities, LLC Exemption Report

NC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. 240.15c-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.


NC Securities, LLC

I, Darren Womer swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.

By: _____

Title:  Managing Member